Filed Pursuant to Rule 253(g)(2)

File No. 024-12450

SUPPLEMENT NO. 1 DATED SEPTEMBER 23, 2026

TO THE OFFERING CIRCULAR DATED MAY 1, 2026

MCQUEEN LABS SERIES, LLC

This Supplement No. 1 dated September 23, 2026 (this “Supplement”), amends and supplements the Offering Circular of McQueen Labs Series, LLC (the “Company”), dated May 1, 2026 (the “Offering Circular”). This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular (including the disclosures incorporated by reference therein). This Supplement is qualified by reference to the Offering Circular, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular, in particular:

●	announce the closing of the series offering for McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA
●	announce the termination of the offering for McQueen Labs Series LLC – Series 005 – Diablo at the Company’s discretion and the refunding of subscriptions amounts to investors in such series
●	report a change to the holder of title for the McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA

CLOSING OF SERIES OFFERING FOR MCQUEEN LABS SERIES LLC — SERIES 003 — 2012 LEXUS LFA

On June 25, 2026, the Company closed the series offering for McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA pursuant to File No. 024-12450 (the “LFA Offering”). The LFA Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The LFA Offering commenced on December 20, 2024, with a maximum offering amount of $444,840 with 22,242 Class A Units qualified to be sold in the LFA Offering at price of $20.00 per Class A Unit. The Company sold 19,911 Class A Units in the LFA Offering resulting in gross offering proceeds of $398,220. The offering costs included $995.55 for the Rialto Fee. The Administrator paid all expenses of the LFA Offering, including fees and expenses associated with qualification of the LFA Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the LFA Offering. The net proceeds were $397,224.45. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $39,462.50 and 231 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA. Simultaneously with the closing of the LFA Offering, the Company paid Delavaco Holdings Inc. 22,500 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA to acquire 2012 Lexus LFA. Delavaco Holdings Inc. is owned by Catherine DeFrancesco, who is the mother of Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager as well as the seller of the automobile to McQueen Labs Series LLC - Series 002 1984 Ferrari 512, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, and McQueen Labs Series LLC – Series 005 - Diablo 6.0 VT GT.

TERMINATION OF SERIES OFFERING FOR MCQUEEN LABS SERIES LLC — SERIES 005 — DIABLO 6.0 VT GT

On July 15, 2026, the Company closed the series offering for McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT pursuant to File No. 024-12450 (the “Diablo Offering”). The Diablo Offering was originally qualified by the Securities and Exchange Commission on April 23, 2025. The Diablo Offering commenced on April 23, 2025, with a maximum offering amount of $1,138,760 with 56,938 Class A Units qualified to be sold in the Diablo Offering at price of $20.00 per Class A Unit. Upon the Company’s election to close this offering in its discretion on July 15, 2026, the Company began refunding subscriptions to investors in such series, all of which were held by the Escrow Agent at that time, through the Escrow Facilitator, which is managing that process.

CHANGE TO THE HOLDER OF TITLE FOR MCQUEEN LABS SERIES LLC — SERIES 003 — 2012 LEXUS LFA

McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA, had determined it to be advantageous to investors with respect to tax savings, for its Underlying Asset to be held by a subsidiary. Accordingly, McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA, formed a wholly owned subsidiary, Series – 003 – 2012 Lexus LFA – Montana LLC, a Montana limited liability company which was formed on November 15, 2024 (the “Montana Subsidiary”). While McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA initially intended the Montana Subsidiary to hold title to the 2012 Lexus LFA, as a result of interest in the acquisition of the Underlying Asset, the Underlying Asset was registered directly to McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA and not to the wholly owned subsidiary to expedite the sale.

SERIES OFFERING TABLE

The following table appearing in the “Series Offering Table” section on page 2 of the Offering Circular is replaced in its entirety as follows:

Series Name	Underlying Asset	Maximum Offering Amount	Minimum Offering Size(2)	Maximum Class A Units	Minimum Class A Units	Opening Date(1)	Status
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	1986 Lamborghini Countach	$343,860	$171,940	17,193	8,597	10/23/2024	Closed(3)
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	1984 Ferrari 512	$255,280	$127,640	12,764	6,382	10/23/2024	Closed(4)
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	2012 Lexus LFA	$444,840	$222,420	22,242	11,121	12/20/24	Closed(5)
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	2014 Mercedes SLS AMG Black Series	$786,720	$393,360	39,336	19,668	12/20/24	Closed(6)
McQueen Labs Series LLC – Diablo 6.0 VT GT	2001 Lamborghini Diablo VT 6.0 GT	$1,138,760	$284,700	56,938	14,235	4/23/25	Closed(7)

(1)	We expect that the approximate date of commencement of proposed sale to the public for all series offerings will be promptly following qualification by the SEC of the Offering Statement.

(2)	Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance.

(3)	On July 25, 2025, the Company closed the series offering for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach pursuant to File No. 024-12450 (the “Countach Offering”). The Countach Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Countach Offering commenced on October 23, 2024, with a maximum offering amount of $343,860 with 17,193 Class A Units qualified to be sold in the Countach Offering at price of $20.00 per Class A Unit. The Company sold 17,193 Class A Units in the Offering resulting in gross offering proceeds of $343,860. The Countach Offering costs included $859.62 for the Rialto Fee. The Administrator paid all expenses of the Countach Offering, including fees and expenses associated with qualification of the Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Countach Offering. The net proceeds from the Offering were $343,000.80. On September 2, 2025, McQueen Labs Series, LLC, on behalf of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (referred to together herein as “we”, “our” or the “Company”) entered into a Motor Vehicle Bill of Sale (collectively, the “Agreement”) pursuant to which the Company agreed to effect the sale of the 1986 Lamborghini Countach (the “Vehicle”) held by McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach to Ultimate Motors Inc., dba Ft. Lauderdale Collection (“Ft. Lauderdale Collection”), in exchange for $735,000.00.

(4)	On April 24, 2026, the Company closed the series offering for McQueen Labs Series LLC — Series 002 — 1984 Ferrari 512 pursuant to File No. 024-12450 (the “Ferrari Offering”). The Ferrari Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Ferrari Offering commenced on October 23, 2024, with a maximum offering amount of $255,280 with 12,764 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 12,674 Class A Units in the Ferrari Offering resulting in gross offering proceeds of $255,280. The Ferrari Offering costs included $638.20 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Ferrari Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Ferrari Offering. The net proceeds from the Ferrari Offering were $254,641.80. Additionally, the Company paid the Acquisition Fee to the Administrator, of $24,659. Simultaneously with the closing of the Ferrari Offering, the Company issued Lachlan DeFrancesco, the former owner of the 1984 Ferrari 512 BBi, and a director of the Administrator and a manager of McQueen Labs Series LLC—Series 002—1984 Ferrari 512, 11,475 Class A Units to acquire the 1984 Ferrari 512 BBi.

(5)	On June 25, 2026, the Company closed the series offering for McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA pursuant to File No. 024-12450 (the “LFA Offering”). The LFA Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The LFA Offering commenced on December 20, 2024, with a maximum offering amount of $444,840 with 22,242 Class A Units qualified to be sold in the LFA Offering at price of $20.00 per Class A Unit. The Company sold 19,911 Class A Units in the LFA Offering resulting in gross offering proceeds of $398,220. The offering costs included $995.55 for the Rialto Fee. The Administrator paid all expenses of the LFA Offering, including fees and expenses associated with qualification of the LFA Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the LFA Offering. The net proceeds were $397,224.45. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $39,462.50 and 231 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA. Simultaneously with the closing of the LFA Offering, the Company paid Delavaco Holdings Inc. 22,500 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA to acquire 2012 Lexus LFA. On July 31, 2026, McQueen Labs Series, LLC, on behalf of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA (“Series 003”) entered into a Motor Vehicle Bill of Sale (the “LFA Sale Agreement”) pursuant to which the Company agreed to effect the sale of the 2012 Lexus LFA (the “LFA”) held by Series 003 to GoFaster 1730 LLC (“GoFaster”), in exchange for $1,473,000. GoFaster 1730 LLC is owned by Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager. See sections below entitled Description of Business— McQueen Labs Series LLC - Series 003 2012 Lexus LFA And Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.

(6)	On March 6, 2026, the Company closed the series offering for McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam pursuant to File No. 024-12450 (the “Solarbeam Offering”). The Solarbeam Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The Solarbeam Offering commenced on December 20, 2024, with a maximum offering amount of $786,720 with 39,336 Class A Units qualified to be sold in the Solarbeam Offering at price of $20.00 per Class A Unit. The Company sold 28,575 Class A Units in the Solarbeam Offering resulting in gross offering proceeds of $571,500. The Solarbeam Offering costs included $1,428.75 for the Rialto Fee. The Administrator paid all expenses of the Solarbeam Offering, including fees and expenses associated with qualification of the Solarbeam Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Solarbeam Offering. The net proceeds from the Solarbeam Offering were $570,071.25. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $31,135.75 and 2,269 Class A Units of McQueen Labs Series LLC Series 004 - 2014 Mercedes Solarbeam. Simultaneously with the closing of the Solarbeam Offering, the Company paid MQ Solarbeam AMG, LLC, a wholly owned subsidiary of the Administrator, 8,493 Class A Units of McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam to acquire the 2014 Mercedes SLS AMG Black Series. On February 25, 2026, the Company, on behalf of McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam entered into a Motor Vehicle Bill of Sale (the “Solarbeam Sale Agreement”) pursuant to which the Company agreed to effect the sale of the 2014 Mercedes Solarbeam held by McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam to Sourced AG LLC (“Buyer”), in exchange for $1,020,000.00.

(7)	On July 15, 2026, the Company closed the series offering for McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT pursuant to File No. 024-12450 (the “Diablo Offering”). The Diablo Offering was originally qualified by the Securities and Exchange Commission on April 23, 2025. The Diablo Offering commenced on April 23, 2025, with a maximum offering amount of $1,138,760 with 56,938 Class A Units qualified to be sold in the Diablo Offering at price of $20.00 per Class A Unit. Upon the Company’s election to close this offering in its discretion on July 15, 2026, the Company began refunding subscriptions to investors in such series, all of which were held by the Escrow Agent at that time, through the Escrow Facilitator, which is managing that process.